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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO/A

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No.2)

                                 SEMPRA ENERGY
        (Name Of Subject Company (issuer) and Filing Person (offeror))


                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   816851109
                     (CUSIP Number of Class of Securities)


                              JOHN R. LIGHT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 SEMPRA ENERGY
                                101 ASH STREET
                          SAN DIEGO, CALIFORNIA 92101-3017
                                (619) 696-2034
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                   COPY TO:
                            BARRY M. CLARKSON, ESQ.
                               LATHAM & WATKINS
                           701 B STREET, SUITE 2100
                       SAN DIEGO, CALIFORNIA 92101-8197
                                (619) 236-1234

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]     third-party tender offer subject to Rule 14d-1       [ ]     going private transaction subject to Rule 13e-3
[X]     issuer tender offer subject to Rule 13e-4            [ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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         This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to the offer by Sempra Energy, a California corporation, to purchase shares of its common stock, without par value. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Sempra's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

Item 12.  Exhibits.

          Item 12 is hereby amended by replacing Exhibit (a)(5)(iv) with a complete copy of the Press Release dated January 26, 2000 attached hereto as Exhibit (a)(5)(iv).

          (a)(5)(iv)   Press Release dated January 26, 2000.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 8, 2000                      SEMPRA ENERGY


                                        By:    /s/ F. H. AULT
                                           -------------------------------------
                                           Name:   F. H. Ault
                                           Title:  Vice President and Controller

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